Exhibit 99.1

Investors, analysts and other interested parties can access Brookfield Infrastructure’s 2012 first quarter results as well as the Letter to Unitholders and Supplemental Information on the web site under the Investor Relations section at www.brookfieldinfrastructure.com.

The 2012 first quarter results conference call can be accessed via webcast on May 8, 2012 at 9:00 a.m. ET at www.brookfieldinfrastructure.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-412-858-4600, at approximately 8:50 a.m. ET. The teleconference taped rebroadcast can be accessed at 1-800-319-6413 (password: 9245#) until midnight on June 8, 2012.

BROOKFIELD INFRASTRUCTURE REPORTS STRONG
2012 FIRST QUARTER RESULTS

May 8, 2012 – Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced its results for the first quarter ended March 31, 2012.

	Three months ended Mar 31
US$ millions (except per unit amounts)	2012	2011

FFO1	$108	$98
– per unit2	$0.58	$0.62
Net income	$14	$45
– per unit2	$0.08	$0.29

Brookfield Infrastructure posted strong results for the quarter ended March 31, 2012 with funds from operations (“FFO”)1 totalling $108 million ($0.58 per unit) compared to FFO of $98 million ($0.62 per unit) in the first quarter of 2011.  Results reflect a significant increase in FFO from Brookfield Infrastructure’s transport and energy segment, partially offset by below average performance in its timber business. Per unit FFO of $0.58 was modestly lower than the prior year due to the impact of an equity issuance in October of last year, which primarily funded the expansion of the Partnership’s Australian railroad. Cash flow from this investment will continue to rise over the next four quarters.  Following a 7% distribution increase in February 2012, the payout ratio3 for the quarter will be 65%, at the mid-point of the targeted range of 60% to 70%.

“Organic growth initiatives, such as the expansion of our Australian railroad, are beginning to contribute meaningfully to our business. Cash flow from this investment will continue to ramp up during the course of the year,” said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure Group.  “We are working on a number of opportunities to increase the cash flow in all our operating platforms by developing organic projects and selectively making acquisitions.”

Segment Performance

Brookfield Infrastructure’s increase in FFO was primarily driven by the Partnership’s transport and energy segment with FFO of $62 million, compared to $45 million the previous year.  This segment’s strong performance reflects a doubling of FFO from its Australian railroad, as a result of contribution from three expansion projects that have been commissioned and an increase in grain volume following a record harvest in Western Australia.

Brookfield Infrastructure’s utilities segment generated FFO of $65 million in the first quarter of 2012, versus $61 million in the first quarter of 2011. The increase in FFO was driven by inflation indexation, favourable foreign exchange rates, and additions to rate base across the majority of its operations.

Brookfield Infrastructure’s timber operations reported FFO of $6 million in the first quarter of 2012, compared to $10 million in 2011. This segment’s performance was negatively impacted by a decline in realized prices due to a build up of inventory primarily in the Chinese market, which was partially offset by firm demand from Japan.

The following table presents net income and FFO by segment:

	Three months ended Mar 31
US$ millions, unaudited	2012	2011

Net income by segment
Utilities	$32	$30
Transport and energy	26	30
Timber	(10)	6
Corporate and other	(34)	(21)
Net income	$14	$45

FFO by segment
Utilities	$65	$61
Transport and energy	62	45
Timber	6	10
Corporate and other	(25)	(18)
FFO	$108	$98

Investment Grade Credit Rating

Brookfield Infrastructure recently engaged Standard & Poor’s (S&P) in a ratings advisory role in relation to the issuance of corporate debt. S&P has initiated coverage of Brookfield Infrastructure with an investment grade rating of BBB+. Brookfield Infrastructure anticipates completing the corporate debt issue in the next two quarters.

Distribution Declaration

The Board of Directors has declared a quarterly distribution in the amount of US$0.375 per unit, payable on June 29, 2012 to unitholders of record as at the close of business on May 31, 2012. Distributions are eligible for reinvestment under the Partnership’s Distribution Reinvestment Plan. Information on this Plan and on declared distributions can be found on Brookfield Infrastructure’s website under Investor Relations/Distributions.

Additional Information

The Letter to Unitholders and the Supplemental Information for the three months ended March 31, 2012 contain further information on Brookfield Infrastructure’s strategy, operations and financial results. Unitholders are encouraged to read these documents, which are available at www.brookfieldinfrastructure.com.

* * * * *

Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier utilities, transport and energy, and timber assets in North and South America, Australasia, and Europe. It also seeks acquisition opportunities in other infrastructure sectors with similar attributes. The payout policy targets 3% to 7% annual growth in distributions. Units trade on the New York and Toronto stock exchanges under the symbols BIP and BIP.UN, respectively. For more information, please visit Brookfield Infrastructure’s website at www.brookfieldinfrastructure.com.

For more information, please contact:

Investors: Katherine Vyse Senior Vice President, Investor Relations Tel: 416-369-8246 Email: katherine.vyse@brookfield.com	Media: Andrew Willis Senior Vice President, Communications and Media Tel: 416-369-8236 Email: andrew.willis@brookfield.com

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words, “will”, “could”, “estimate”, “tend to”, “continue”, “believe”, “expect”, “target” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements.  Forward-looking statements in this news release include statements regarding expansion of Brookfield Infrastructure’s business and funds from operations through growth opportunities within its operations and the level of distribution growth over the next several years, as well as our ability to access corporate debt at a low cost.  Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.  Factors that could cause actual results of the Partnership and Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects at some of the mining customers of our railroad business, which themselves depend on access to capital and continuing favourable commodity prices, the competitive business environment for our timber operations, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space and to integrate acquisitions into existing operations, and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein.  Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

__________________________________________________
References to Brookfield Infrastructure are to the Partnership together with its subsidiary and operating entities.
References to the Partnership are to Brookfield Infrastructure Partners L.P.

1
FFO is equal to net income plus depreciation, depletion and amortization, deferred taxes and certain other items. A reconciliation of net income to FFO is available in the Partnership’s Supplemental Information for the three months ended March 31, 2012 at www.brookfieldinfrastructure.com.

2	Average number of units outstanding on a fully diluted time weighted average basis for the three months ended March 31, 2012 was 185.1 million (2011 -157.4 million).
3     Payout ratio is defined as distributions to unitholders divided by FFO.

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations

	For the three month period ended March 31
(US$ millions, except per unit information, unaudited)	2012	2011
Operating platforms – revenues less direct costs
Utilities	$104	$97
Transport and energy	103	84
Timber	12	17
Corporate and other	(20)	(13)
Total operating platforms – revenues less direct costs	199	185

Financing costs	(93)	(89)
Other income	2	2
Total funds from operations (FFO)	108	98

Depreciation and amortization	(70)	(48)
Deferred income taxes and other items	(24)	(5)
Net income attributable to partnership	$14	$45

Funds from operations (FFO) per unit	$0.58	$0.62
Net income per unit	$0.08	$0.29

Notes:
Funds from operations in this statement is on a segmented basis and represents the operations of Brookfield Infrastructure net of charges associated with related liabilities and non-controlling interests. Readers are encouraged to refer to Brookfield Infrastructure’s Supplemental Information which is available at www.brookfieldinfrastructure.com.

The Statements of Funds from Operations above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income (loss) as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses funds from operations (FFO) as a key measure to evaluate performance and to determine the underlying value of its businesses. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Partners L.P.
Statements of Partnership Capital

	Net Invested Capital
(US$ millions, except per unit information, unaudited)	March 31, 2012	December 31, 2011

Assets
Operating Platforms
Utilities	$1,435	$1,324
Transport and energy	2,271	2,214
Timber	635	648
Cash and cash equivalents	5	79
Other assets	21	55
	$4,367	$4,320

Liabilities
Corporate borrowings	$32	$—
Non-recourse borrowings	120	114
	152	114
Capitalization
Partnership capital	4,215	4,206
	$4,367	$4,320

Net book value per unit	$22.77	$22.72

Notes:
Partnership capital in these statements represents Brookfield Infrastructure’s investments in its operations on a segmented basis, net of underlying liabilities and non-controlling interests.

Accordingly, the statements above differ from Brookfield Infrastructure’s Consolidated Statements of Financial Position contained in its financial statements, which are prepared in accordance with IFRS.  Readers are encouraged to consider both bases of presentation in assessing Brookfield Infrastructure's financial position and to refer to Brookfield Infrastructure’s Supplemental Information, available at www.brookfieldinfrastructure.com.

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Financial Position

	As of
(US$ millions, unaudited)	March 31, 2012	December 31, 2011

Assets
Cash and cash equivalents	$119	$153
Accounts receivable and other	252	215
Other current assets	107	110
Total current assets	478	478

Property, plant and equipment	4,891	4,073
Intangible assets	2,965	2,924
Standing timber	2,885	2,890
Investments in associates	1,421	1,400
Goodwill	604	591
Investment properties	197	194
Deferred income taxes and other	763	719
Total assets	$14,204	$13,269

Liabilities and partnership capital
Accounts payable and other	$416	$381
Non-recourse borrowings	681	145
Total current liabilities	1,097	526

Corporate borrowings	32	—
Non-recourse borrowings	4,536	4,740
Deferred income taxes and other	2,357	2,094
Preferred shares	20	20
Total liabilities	8,042	7,380

Partnership capital
Non-controlling interest	1,947	1,683
Limited partners’ capital	3,540	3,539
General partner capital	19	19
Retained earnings	201	260
Reserves	455	388
Total partnership capital	6,162	5,889
Total liabilities and partnership capital	$14,204	$13,269

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Operating Results

	For the three-month period ended March 31,
(US$ millions, unaudited)	2012	2011

Revenues	$451	$390
Direct operating costs	(240)	(202)
General and administrative expenses	(20)	(14)
Depreciation and amortization expense	(49)	(25)
	142	149
Interest expense	(95)	(83)
Share of earnings from investments in associates	1	12
Fair value adjustments	(6)	(5)
Other expenses	(22)	(4)
Income before income tax	20	69
Income tax recovery	3	2
Net income	$23	$71
Net (income) attributable to non-controlling interest	(9)	(26)
Net income attributable to partnership	$14	$45

Net income per partnership unit	$0.08	$0.29

Calculation of Limited partners’ interest in net income attributable to partnership:
Net income attributable to partnership	$14	$45
Less: General partner interest	(4)	—
Limited partners’ interest in net income	$10	$45

Earnings per unit:
Basic and diluted earnings per unit attributable to:
Limited partners	$0.05	$0.29

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Cash Flows

	For the three-month period ended March 31,
(US$ millions, unaudited)	2012	2011

Operating Activities
Net income	$23	$71
Adjusted for the following items:
Earnings from investments in associates, net of distributions received	6	(12)
Depreciation and amortization expense	49	25
Fair value adjustments	6	5
Provisions and other items	20	5
Deferred tax recovery	(4)	(3)
Change in restricted cash	1	(12)
Change in non-cash working capital, net	(1)	36
Cash from operating activities	100	115

Investing Activities
Acquisition of subsidiary, net of cash acquired	(55)	—
Investments in long-lived assets	(138)	(75)
Net settlement of foreign exchange contracts	9	(6)
Cash used by investing activities	(184)	(81)

Financing Activities
Distribution to unitholders	(73)	(49)
Corporate borrowings	32	85
Subsidiary borrowings	112	45
Subsidiary distributions to non-controlling interest	(22)	(15)
Cash from financing activities	49	66

Cash and cash equivalents
Change during the period	(35)	100
Impact of foreign exchange on cash	1	5
Balance, beginning of period	153	154
Balance, end of period	$119	$259